April 21, 2010 VIA EDGAR

Ms. Patricia Williams Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Nicholas Money Market Fund, Inc. (the “Fund”)
Registration Nos. 033-21561/811-05537

Ms. Williams:

This letter is being filed via EDGAR as Correspondence in response to your verbal comments on Post-Effective Amendment (“PEA”) No. 23 to the Fund’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of complying with revisions to Form N-1A adopted in Release Nos. 33-8998, IC-28584 (Jan. 13, 2009) received on April 15, 2010. We appreciate your assistance and timeliness in this matter. Your comments as we understood them are detailed below with our response immediately following each comment.

Comment 1

     Conform all changes from your verbal comments on Post-Effective Amendment (“PEA”) No. 107 to Nicholas High Income Fund’s Registration Statement relating to its Class I and Class N shares filed pursuant to Rule 485(a).

Response 1

     All necessary changes to conform to your verbal comments on Post-Effective Amendment (“PEA”) No. 107 to Nicholas High Income Fund’s Registration Statement relating to its Class I and Class N shares filed pursuant to Rule 485(a) have been included.

Comment 2

     In the Fees and Expense under the "Annual Fund Operating Expenses" remove the lines captioned Fee Waiver and Total Annual Fund Operating Expenses After Fee Waiver as the waiver is not contractual.

Response 2

     In the Fees and Expenses Table under the "Annual Fund Operating Expenses" the lines captioned Fee Waiver and Total Annual Fund Operating Expenses After Fee Waiver have been removed.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)	The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)	The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)	The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

As you know, the Fund’s amendment to its Registration Statement is schedule to go effective April 30, 2010 or as soon as possible thereafter. As that date approaches, we will contact you to confirm that our responses are satisfactory and that no additional changes to the Registration Statement are required. You may contact me at (414) 272-4650 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May

Senior Vice President, Secretary and Treasurer

Cc:	Jason T. Thompson
Patricia Williams via e-mail